July 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:

Fona, Inc.

Amendment No. 1 to Joint Registration Statement

and Proxy Statement on Form S-4

Filed July 2, 2015 File No. 333-203196

Dear Mr. Riedler:

Fona, Inc. (the “Company”, “Fona”, “it”, “we”, “us” or “our”) hereby transmits its response to comments in the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated  July 21, 2015 in respect of the Company’s Amendment No. 1 to Joint Registration Statement and Proxy Statement on Form S-4 (“Form S-4”) which was submitted to the Commission on July 2, 2015 under the Securities Act of 1933 (the “Securities Act”).

For your convenience, we have transcribed the Staff’s comments below in bold type, and we follow each such comment with the Company’s response in plain type. A marked version of the Amendment No. 2 to Joint Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Form S-4.

General

1.

In an appropriate section of your registration statement, please disclose the information required by Items 3(h) and 4(a)(4) of Form S-4. In addition, with respect to EG and EG I, LLC, please provide the information required by Item 3(j).

In response to the Staff’s comment, language has been added to the “Summary” section under the heading “Voting Required” to disclose the information required by Item 3(h) of Form S-4. Also, a section titled “Comparison of Certain Rights of Fona and Evolutionary Genomics Shareholders and EG I Members” has been added to disclose the information required by Item 4(a)(4) of Form S-4. In addition, we believe the information required by Item 3(j) of Form S-4 has been adequately disclosed throughout the Form S-4 including on page 6 under the heading “Conditions to Completion of Merger” and page 26 in the section titled “The Merger.”

Summary

Consideration to be Received in the Merger by EG I Members, page 4

2.

Please include disclosure indicating the per share consideration that Evolutionary Genomics, Inc. and EG I, LLC shareholders and members will receive in the share exchange. Additionally, please change the heading above the fourth paragraph so that it refers to “Evolutionary Genomics” rather than “EG I,” since the sentence that follows refers to Evolutionary Genomics.

In response to the Staff’s comment, language has been added to show the per-share consideration, and the heading has been changed to reflect the correct name.

Business Model, page 42

3.

We note your response to our prior comment 8 and your disclosure on page 42 of the registration statement. You state in your disclosure that “EG does not consider this to be a material contract of the company” but there appear to be three agreements underlying the RiceTec arrangement. Please clarify whether all three of the agreements are not material and, if so, provide a reasonably detailed analysis supporting your determination.

In response to the Staff’s comment, the language has been changed to include all of the agreements.

4.

We note your disclosure that the rice yield gene project and soybean pest resistant project are each “an example” of the type of work Evolutionary Genomics performs. However, it is unclear whether these are the only such projects in which the company is engaged. If so, then the use of the word “example” inappropriately suggests that there are several projects of this type. Please advise and, as necessary, remove this language from your disclosure.

In response to the Staff’s comment, the example language has been removed.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015, page 66

5.

In order to reflect the recapitalization, you combined several adjustments into the line item “Common stock and paid in capital.” Please revise to provide footnote disclosure that clearly describes and quantifies each adjustment included in this line item for each period presented. Clarify whether each adjustment relates to common stock or paid in capital.

In response to the Staff’s comment, we have broken out the detail and added additional notes to further clarify.

6.

You recorded an adjustment of $2.3 million to intangible assets, net. Please revise to provide footnote disclosure that quantifies and describes each identifiable intangible asset acquired, including goodwill. Clarify whether the intangible asset is amortized or tested for impairment annually. If amortized, disclose the expected amortization period(s) and the amortization method(s) used.

We supplementally inform the Staff that we estimate that the intangible asset will consist of in-process research and development. This asset will not be amortized as it is not ready for use, but will be tested annually for impairment, until the Company begins to benefit, at which time the asset will be amortized over the expected period of benefit. In response to the Staff’s comment, the footnote disclosures have been updated to clarify.

7.

Refer to your response to our prior comment 6. You appear to include the historical Accumulated deficit for EG I, LLC in your pro forma totals as of March 31, 2015 and December 31, 2014 and 2013. Please explain to us why this is appropriate in accounting for a business combination. Refer to specific accounting guidance in your response.

In response to the Staff’s comment, we have adjusted the pro-formas to properly reflect the business combination of EG I, LLC.

8.

Please confirm whether the accounts receivable for Evolutionary Genomics, Inc. as of March 31, 2015 relates to transactions with EG I, LLC. If so, please explain to us why it is appropriate to include that amount in your pro forma consolidated accounts receivable balance, or revise accordingly.

The $37,224 was an Evolutionary Genomics receivable from EG I, LLC for which cash was received on 4-8-15.  EG I, LLC had recorded the payment as of 3-31-15.  EG I, LLC unaudited financial statements as of March 31, 2015 have been changed to increase cash and increase accounts payable by $37,224 each. In response to the Staff’s comment, the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015 has been changed to reflect the change in EG I, LLC’s balance sheet and to eliminate the intercompany invoice.

Certain Relationships, Related Transactions and Director Independence, page 76

9.

We note your response to our prior comment 15. Please disclose the basis for the board’s view that not having a nominating committee or a compensation committee is appropriate, as required by Items 407(c)(1) and 407(e)(1) of Regulation S-K. Please also provide the disclosure required by Item 407(f) of regulation S-K.

In response to the Staff’s comment, language has been added under the heading “Board Committees” to disclose the information required by Items 407(c)(1) and (407(e)(1).  In addition, we believe that the information required by Item 407(f) of Regulation S-K has been adequately disclosed on page 76 of the Form S-4 under the heading “Stockholder Communications with the Board of Directors.”

Dissenter’s Rights of Appraisal, page 94

10.

In your disclosure regarding Fona stockholder’s dissenters’ rights, you refer to “RLJ common stock”, an entity which is not referenced anywhere else in your registration statement. Please remove your reference to RLJ and replace it with the correct entity.

In response to the Staff’s comment, the entity name has been corrected.

Evolutionary Genomics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Note 3: Restatement of Balances – Correction of an Error, page F-41

11.

Please revise to disclose the effect of the correction on your Consolidated Statement of Cash Flows and your Consolidated Statement of Stockholders’ Equity.

In response to the Staff’s comment, Footnote 3 has been revised to include the effect of the correction on the Consolidated Statement of Cash Flows and Consolidated Statement of Stockholders’ Equity.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (720) 900-8666 or at my email address, warnecke@comcast.net or our accountant, Bob Bond, CPA of EKS&H LLLP, at (303) 448-7000 or at his email address, bbond@eksh.com.

Very truly yours,

/s/ Steve B. Warnecke
Steve B. Warnecke
Chief Executive Officer

cc:

Alla Berenshteyn, SEC

Daniel Greenspan, SEC

Barry Grossman, Esq.

Sarah Williams, Esq.